Exhibit 99.2

NICE Actimize Positioned as Category Leader in Chartis Research
Communications Surveillance 2024 Vendor Landscape Report

NICE Actimize’s SURVEIL-X achieved the report’s highest best-in-class rating scores in audio and voice analytics capabilities as well as in detection analytics

Hoboken, NJ – November 13, 2024 – NICE Actimize, a NICE (NASDAQ: NICE) business, has been positioned as a Category Leader in Chartis Research Communications Surveillance Solutions 2024 Vendor Landscape Report. Chartis Research, part of Infopro Digital, is a leading provider of research and analysis on the global market for risk technology.

NICE Actimize was positioned as among the highest placed vendors in the Chartis RiskTech Quadrant for Communications Surveillance Solutions, 2024, across the Market Potential axis, which measures client growth, market and growth strategy, business model, and financials, as well as the Completeness of Offering axis. NICE Actimize also scored among the report’s highest best-in-class rating scores in audio and voice analytics capabilities as well as in detection analytics. NICE Actimize was also noted as offering advanced capabilities in data transformation, NPL and document analysis and search capacity.

According to the 2024 Chartis report, complexity and diversity have been two key drivers in the 2024 communications surveillance quadrant. Firms that have tended to score higher in completeness of offering have invested more in complex behavioral monitoring and a focus on unifying data around communications themselves. This includes monitoring networks of individuals, analyzing metadata around individual communications and providing a more complex entity view.

“We continue to innovate within our holistic communication surveillance solutions with advancements in artificial intelligence, more accurate transcription, and detection analytics. We’re continuing to work closely with our customers to help them optimize their compliance operations, lower costs and support the requirements of the changing regulatory landscape,” Chris Wooten, EVP, NICE.

NICE Actimize’s SURVEIL-X Communication solution provides comprehensive surveillance coverage for all communication modalities (email, chat, video, and voice), asset classes and languages, in a single cloud-ready solution. SURVEIL-X Communication includes advanced features like natural language understanding (NLU), built-in transcription, contextual querying, integrated case management and interactive dashboards, along with proven risk detection models which weed out false positives, bolster efficiency, drive down costs and reduce regulatory risk.

For additional information on SURVEIL-X Communication Surveillance, please click here.

About Chartis
Chartis Research is the leading provider of research and analysis on the global market for risk technology. It is part of Infopro Digital, which owns market-leading brands such as Risk and WatersTechnology. The goal of Chartis Research is to support enterprises as they drive business performance through improved risk management, corporate governance and compliance, and to help clients make informed technology and business decisions by providing in-depth analysis and actionable advice on virtually all aspects of risk technology.

RiskTech Quadrant®, RiskTech100® and FinTech QuadrantTM are registered trademarks of Infopro Digital Services Limited (http://www.chartis-research.com).

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors; assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.